Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

Medalist Diversified REIT, Inc.
(Exact name of registrant as specified in its charter)

Maryland	47-5201540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 S. 12th Street Suite 401 Richmond, Virginia	23221
(Address of principal executive offices)	(Zip Code)

(804) 344-4435
Registrant’s telephone number, including area code

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

In this annual report, references to the “Company,” “we,” “us,” “our” or similar terms refer to Medalist Diversified REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Medalist Diversified Holdings, L.P., a Delaware limited partnership, which we refer to as our operating partnership. As used in this annual report, an affiliate, or person affiliated with a specified person, is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

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Item 1. Business

Medalist Diversified REIT, Inc. was formed in 2015 as a Maryland corporation, and we intend to elect to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2016. Our objective is to acquire, reposition, renovate, lease and manage income-producing properties, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, and (ii) multi-family residential properties. We intend to invest primarily in properties across secondary and tertiary markets in the southeastern part of the United States, with an expected concentration in Virginia, North Carolina, South Carolina and Georgia. We intend to operate as an UPREIT, and own our properties through our subsidiary, Medalist Diversified Holdings, L.P., a Delaware limited partnership. We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to equity or other ownership interests in entities that are the direct or indirect owners of real property, or indirect investments in real property, such as those that may be obtained in a joint venture. We refer to our investments in real property and our real estate-related investments, collectively, as Investments. We are externally managed and advised by Medalist Fund Manager, Inc., a Virginia corporation, or the Manager. The Manager will make all investment decisions for us. The Manager, is owned fifty percent each by Mr. Bill Elliott and Mr. Tim Messier, who are co-Presidents thereof.

Upon raising the minimum offering amount, we intend to purchase from Medalist Fund I, LLC, an affiliate, the Shops at Franklin Square, a 134,299 square foot retail property located at 3940 East Franklin Boulevard in Gastonia, North Carolina 28056, or the Franklin Square Property. The purchase price for the Franklin Square Property is $20,500,000 and has been based upon an independent, MAI third party appraisal of the Franklin Square Property. We expect to pay approximately $6,225,000 in cash and assume secured debt of approximately $14,275,000 to acquire the Franklin Square Property, in addition to closing and acquisition costs (including acquisition fees payable to our Manager). The Franklin Square Property is located on 10.293 acres, built in 2006 and 2007, that is currently 90.0% occupied, and anchored by Ashley Furniture, hhgregg and Monkey Joe’s.

If we are able to raise additional funds in the offering of shares, we intend to purchase three additional properties from affiliates, if we are able to agree on purchase price, we believe the purchase price to be attractive to us and customary closing conditions are met. The first additional property is a hotel known as the Greensboro Airport Hampton Inn, located at 7803 National Service Road, Greensboro, North Carolina, 27409, or the Hampton Inn Property. The hotel has 127 rooms, was built in 1996, is approximately 65,400 square feet and sits on 2.162 acres. We intend to purchase the Hampton Inn Property for a combination of cash and OP Units. The second additional property is Warsaw Village, a 60,100 square foot shopping center, located at 4665-4719 Richmond Road, Warsaw, Virginia, or the Warsaw Property, on 9.8 acres with a contiguous out parcel of 0.97 acres, built in 1991, that is currently 95.0% occupied, and is anchored by Food Lion and Rite Aid. We intend to purchase this for a combination of cash and OP units, which will reduce our need for cash. The third additional property is Arrowridge I, II, III and IV, a 194,553 square foot flex industrial center, located at 8041, 8107, 8227 & 8301 Arrowridge Boulevard, Charlotte, North Carolina, or the Arrowridge Property. The improvements were constructed in 1979 and 1980, are situated on four tax parcels totaling 13.5769-acres and are 90.0% occupied. We refer to the Hampton Inn Property, Arrowridge Property and Warsaw Property collectively as the “Additional Properties.” Of our four initial investments, we intend to undertake immediate renovations on only the Hampton Inn Property. We anticipate investing approximately $1 million into the Hampton Inn Property shortly following acquisition in order to renovate and modernize the hotel’s guest rooms and hallways.

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The Manager and Messrs. Elliott and Messier have a network of relationships with real estate owners, investors, operators and developers of all sizes and investment formats, across the United States. We believe these relationships will provide us with a competitive advantage, greater access to off-market transactions, and flexibility in our investment choices to invest in a similar format, joint venture or co-invest with best in class owners, operators, investors, developers and sponsors, leveraging their resources, skills and relationships to maximize our opportunities and investment returns.

We believe that in the long-term, there will be a consistent flow of properties in our target markets for purposes of acquisition, repositioning, renovation, rehabilitation, or leasing and managing which we expect will enable us to continue our platform into the foreseeable future. We intend to make Investments located across secondary and tertiary markets throughout the southeastern part of the United States. We do not anticipate making Investments outside of the United States.

Our principal objectives include sourcing value-add Investments in markets in which we maintain deep industry relationships and local market knowledge, and the creation of value for stockholders by utilizing our relationships and local knowledge of commercial real estate investment, management and disposition. There is no assurance that any of these objectives will be achieved. See “Objectives and Investment Strategies.”

We primarily expect to make Investments directly, but we may also invest through indirect investments in real property, such as those that may be obtained in a joint venture which may or may not be managed or affiliated with the Manager or its affiliates, whereby we own less than a 100% of the beneficial interest in the Investment; provided, that in such event, either we intend to hold a controlling interest in the Investment.  While the Manager does not intend for these types of Investments to be a primary focus, we may make such Investments in the Manager’s sole discretion.

We may make Investments in properties owned by unaffiliated third parties, the Manager, or affiliates of the Manager, as determined by the Manager in its sole discretion. The purchase price of any Investment owned by an affiliated party will be based upon the fair market value of the asset established by third party MAI appraisal or fairness opinion that is dated within the last 90 days prior to the transaction.

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Investment Strategies

The Manager believes that its focus on value-add and opportunistic commercial real estate provides an attractive balance of risk and returns. The Manager intends to use some or all of the following strategies to enhance the performance, quality and value of our Investments:

☐	Proprietary investment sourcing;

☐	A rigorous, consistent and replicable process for sourcing and conducting due diligence; Appropriate exit strategy;

☐	Hands-on portfolio management; and Focus on opportunistic properties.

Our investment policies will provide the Manager with substantial discretion with respect to the selection, purchase and sale of specific Investments, subject to the limitations in the Management Agreement. We may revise the investment policies, which are described below, without the approval of our stockholders. We will review the investment policies at least annually to determine whether the policies are in the best interests of our stockholders.

Our Opportunity

We intend to continue to raise money pursuant to multiple Tier II offerings under Regulation A, if available, or other securities offerings to continue to grow the assets of our Company. We intend to pursue a listing transaction on a registered national securities exchange. We make no assurances that such a listing can or will be made. If we are unable to list, and there is no current market on an alternative exchange for our shares, we intend to pursue a merger, portfolio sale or liquidation within seven years of the termination of this offering.

Our Initial Portfolio

Upon completion of the current Regulation A Tier 2 offering and closing on the identified affiliated transactions, we expect to own, through wholly owned subsidiaries of our operating partnership, an interest in a portfolio of commercial and retail properties including those identified herein located primarily in the southeastern United States. The following table presents an overview of the properties we have identified and expect to acquire initially if we are able to close on terms satisfactory to us.

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Name	Type	Description
Shops at Franklin Square	Retail	134,299 square foot retail property located at 3940 East Franklin Boulevard in Gastonia, North Carolina 28056, on 10.293 acres, built in 2006 and 2007, was 90% occupied as of December 31, 2016, and anchored by Ashley Furniture, hhgregg, Gold’s Gym and Monkey Joe’s.
Greensboro Airport Hampton Inn	Hotel	Located at 7803 National Service Road, Greensboro, North Carolina, 27409. The hotel has 127 rooms, was built in 1996, is approximately 65,400 square feet and sits on 2.162 acres.
Warsaw Village	Retail	60,100 square foot shopping center, located at 4665-4719 Richmond Road, Warsaw, Virginia, on 9.8 acres with a contiguous out parcel of 0.97 acres, built in 1991, was 95% occupied as of December 31, 2016, and is anchored by Food Lion and Rite Aid.
Arrowridge I, II, III and IV	Flex Industrial

194,553 square foot flex industrial center, located at 8041, 8107, 8227 & 8301 Arrowridge Boulevard, Charlotte, North Carolina.

The improvements were constructed in 1979 and 1980, are situated on four tax parcels totaling 13.5769-acres and was 98% occupied as of December 31, 2016.

Shops at Franklin Square Description

The property is an eight building one-floor retail center totaling approximately 134,299 gross leasable area. The property was 90% occupied as of December 31, 2016. The building is concrete slab on grade with spread footings. The exterior walls are a combination of insulation and finish system, metal panel siding, brick veneer and textured CMU. Retail storefronts are double-pane glass set in anodized aluminum frames. The roof is flat with fully-adhered, thermoplastic olefin membrane roof system. The parking area comprises 435 spaces.

The property is considered to be overall good and well-maintained condition, with average landscaping that is well maintained.

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Material leases in place as of December 31, 2016:

Tenant	Approximate Square Footage	Lease Expiration
Ashley Furniture	34,682	2022
Hhgregg	30,000	2035
Monkey Joes	12,632	2025
Gold’s Gym	12,000	2016

Greensboro Airport Hampton Inn Description

The hotel is a five-story building totaling approximately 65,414 square feet, with 127 guestrooms. The building is cast in place reinforced concrete upper level flooring supported by reinforced concrete columns bearing on spread footings and piers. The ground level floor is a concrete slab-on-grade. The exterior walls are frame with brick veneer with synthetic stucco exterior elements. Carpeting covers common area corridor and guestroom flooring with ceramic tiles in restrooms and guest services lobby, business center and breakfast/lounge area. Flat rubber membrane roof covers the building.

The parking area comprises 138 spaces, including 6 ADA accessible stalls. Perimeter sidewalks are concrete. The hotel is considered to be overall good and well-maintained condition.

The hotel is operated by Marshall Hotels and Resorts. More information can be found at www.marshallhotels.com, but any information is not to included or incorporated herein and not to be considered as part of this Annual Report or reviewed or passed on by us.

Month	Average Occupancy
December 2016	51.17%
November 2016	62.32%
October 2016	86.04%
September 2016	74.24%
August 2016	75.97%
July 2016	79.89%
June 2016	74.5%
May 2016	74.3%

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April 2016	87.1%
March 2016	70.0%
February 2016	67.0%
January 2016	41.9%
December 2015	52.01%
November 2015	62.32%
October 2015	86.17%
September 2015	73.47%
August 2015	79.92%
July 2015	79.05%
June 2015	85.4%
May 2015	78.9%
April 2015	79.6%
March 2015	85.5%
February 2015	62.5%
January 2015	58.4%
December 2014	54.9%
November 2014	78.48%
October 2014	94.37%
September 2014	77.2%
August 2014	83.4%
July 2014	84.3%
June 2014	87.8%
May 2014	80.98%
April 2014	85.2%
March 2014	88.0%
February 2014	79.0%
January 2014	59.0%

Historical occupancy has been: 74.36%

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Warsaw Village Description

The property is a one building one-floor with one outparcel retail center totaling approximately 60,100 gross leasable area on 10.77 acres. The property was 88% occupied as of December 31, 2016. The building was built in 1991 and is block and steel on concrete slab. Exterior walls are brick and block. Store fronts are glass in metal frame. The roof is flat with rubber membrane roof system.

The property is considered to be overall good and well-maintained condition, with average landscaping that is well maintained.

The parking area comprises approximately 400 spaces.

Material leases in place as of December 31, 2016:

Tenant	Approximate Square Footage	Lease Expiration
Food Lion	29,000	2027
Rite Aid	9,600	2022
US Renal Care	7,000	2021
Mincheng Zheng	7,150	2025

Arrowridge Business Park Description

The property is a four-building industrial flex center totaling approximately 194,553 gross leasable area. It is commonly referred to as Arrowridge I, II, III and IV. The buildings were constructed in 1979 and 1980 and situated on 13.57 acres. The property was 98% occupied as of December 31, 2016. The building is concrete slab on grade with masonry/concrete exterior walls. The roof is flat with rubber membrane roof system. There are 309 parking spaces. Office entrances are plate glass set in anodized aluminum frames.

The property is considered to be overall average and well-maintained condition, with average landscaping that is well maintained.

Material leases in place as of December 31, 2016:

Tenant	Approximate Square Footage	Lease Expiration
Advanced Flooring	19,440	2021
Centimark Corp	12,000	2020
Sears Home Improvement	11,565	2019

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Our Competitive Strengths

 We believe the experience of our Manager and Medalist and their affiliates, which we refer to as the Medalist companies, as well as our investment strategies, distinguish us from other real estate companies. Specifically, our competitive strengths include the following:

☐

Experienced and Dedicated Management Team.

Medalist companies consist of investment, management and disposition. The Medalist management team has 50+ years combined experience in commercial real estate and fixed income capital markets. The Medalist management team has also established a robust infrastructure of service providers, including longstanding relationships with two fully-staffed property managers for assets under management.

☐

Strong Investment Track Record. The Manager and its affiliates have a strong track record of success. The Medalist companies have acquired and managed an over $152 million commercial real estate portfolio since 2003. Medalist Fund I, LLC, our first multi-property affiliated investment fund, has invested in three properties since its first close in the third quarter of 2013, representing retail, flex-industrial and multifamily. Medalist Fund I, LLC, has paid out its required 8% annualized cash distribution in each consecutive quarter (Q3 and Q4 of 2013, Q1, Q2, Q3 and Q4 of 2014, Q1, Q2, Q3 and Q4 of 2015 and Q1, Q2, Q3 and Q4 of 2016) out of operating cash flow.

Medalist Fund I, LLC paid approximately 4.9% of its offering proceeds in sales commissions, offering expenses and fees. Medalist Fund II, LLC, our second multi-property affiliated investment fund, has acquired two properties. Medalist Fund II, LLC is anticipated to pay an estimated 10.15% of its offering proceeds in sales commissions, offering expenses and fees if its maximum offering amount is raised.  Each of Medalist Fund I and Medalist Fund II pay market property management fees as will our Company. Prospective investors in the company should note, however, that they will have no interest in Medalist Fund I, LLC or Medalist Fund II, LLC.

☐	Strategy of Opportunistic Investing. The Medalist companies have an extensive deal flow network in target markets due to long-standing relationships with brokers and lenders. The Medalist companies focus on value creation through a “hands on” management approach to previously neglected properties and a thorough knowledge of the geographic target area.

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☐

Highly Disciplined Investing Approach. The Medalist companies take a time-tested and thorough approach to analysis, management and investor reporting. The Medalist companies also adhere to a rigorous due diligence process, strict acquisition price discipline and prudent leverage levels.

☐	Market Opportunity. The Medalist companies have identified market opportunities based on severe dislocations in the secondary and tertiary commercial real estate markets and the availability of debt financing at historically low rates

The company currently has two (2) full-time employees.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and may be amended or revised from time to time by our board of directors without a vote of our stockholders, except as set forth below. However, any change to any of these policies would be made by our board of directors only after a review and analysis of such change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our and our stockholders’ best interests.

Our Investment Policies

Investment in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its affiliates.

We will focus on sourcing value-add Investments in markets in which we maintain deep industry relationships and local market knowledge. We intend to create value for investors by utilizing our relationships and local knowledge of commercial real estate investment, management and disposition.

Our primary investment characteristics include:

☐	Equity investments of $1 million to $6 million;
☐	80% maximum leverage ratio for the portfolio;
☐	Average property values between $5 million to $30 million;

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☐	Focus on Virginia, North Carolina, South Carolina and Georgia;
☐	Particular focus on undermanaged properties with high value-add opportunities; and
☐	Relationship sourcing under the radar of big institutional buyers.

Our investments are expected to be geographically concentrated in the southeastern part of the United States. We expect our investment portfolio to consist of direct and indirect equity interests in individual properties and/or larger property portfolios. We will generally target equity investments ranging from approximately $1 million to $6 million, and will target approximately 80% average leverage across our investment portfolio. We will underwrite potential investments to a target gross property-level IRR of between 13% and 15%, although there can be no assurance that such returns can or will be achieved.

Our investment policies give broad discretion to our Manager and officers to source, approve and consummate acquisitions. However, our investment guidelines currently require board approval of any acquisition or other investment that: (i) requires equity investment in excess of $10.0 million; (ii) would be leveraged, on an individual basis, more than 85%; (iii) would cause the aggregate leverage of our portfolio to exceed 80%; or (iv) would otherwise materially differ from the investment parameters approved by our board.

Financing

The aggregate indebtedness of our investment portfolio is expected to be approximately 80% of the all-in cost of all portfolio investments (direct and indirect). However, there is no maximum limit on the amount of indebtedness secured by the portfolio investments as a whole, or any portfolio investment individually.

We will have the ability to exercise discretion as to the types of financing structures we utilize. For example, we may obtain new mortgage loans to finance property acquisitions, acquire properties subject to debt or otherwise incur secured or unsecured indebtedness at the property level at any time. The use of leverage will enable us to acquire more properties than if leverage is not used. However, leverage will also increase the risks associated with an investment in our common stock.

The Manager may also elect to enter into one or more credit facilities with financial institutions. Any such credit facility may be unsecured or secured, including by a pledge of or security interest granted in our assets.

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Disposition Terms

Investments may be disposed of by sale on an all-cash or upon other terms as determined by the Manager in its sole discretion. We may accept purchase money obligations and other forms of consideration (including other real properties) in exchange for one or more investments. In connection with acquisitions or dispositions of investments, we may enter into certain guarantee or indemnification obligations relating to environmental claims, breaches of representations and warranties, claims against certain financial defaults and other matters, and may be required to maintain reserves against such obligations. In addition, we may dispose of less than 100% of its ownership interest in any investment in the sole discretion of the Manager.

We will consider all viable exit strategies for our investments, including single asset and/or portfolio sales to institutions, investment companies, real estate investment trusts, individuals and 1031 exchange buyers.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Conflict of Interest Policies

Our management will be subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. See “Risk Factors — Risks Related to Conflicts of Interest.” We are entirely dependent upon our Manager for our day-to-day management and do not have any independent employees. Our executive officers and two of our directors, serve as officers of our Manager. Messrs. Messier and Elliott each own 50% of our Manager. As a result, conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us on the other.

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Other than the limitations placed upon our Manager’s sponsorship or management of new real estate entities or investment programs during the pendency of this offering and the deployment of the net proceeds hereof, we have not established any formal procedures to resolve the conflicts of interest. Our stockholders will therefore be dependent on the good faith of the respective parties to resolve conflicts equitably, and reliant upon the fiduciary duties of our directors and executive officers. We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct.

Investment Parameters

We will seek to achieve a gross, annual IRR of 13% to 15% on our investments by pursuing a value-add strategy of repositioning, leasing, and managing multifamily, retail, and flex-industrial properties located in our target markets. We will seek to generate overall attractive risk-adjusted returns through our investments, a portion of which may include current-yielding investments. Our principal investment objective will be to furnish investment capital that we or our affiliates may commit to raise for commercial real estate investments that we will manage and potentially co-own with unrelated investors. There is no guarantee that the Manager will be able to identify investments that will permit it to achieve such returns or investment objectives. Prospective investors should further note that these IRR figures refer to the type of investments we intend to source, and do not represent projected returns to investors in the offering, which will be subject to additional factors including company expenses (including offering expenses) and the timing of an investor’s investment in our common stock.

We expect our investment portfolio to consist of equity interests in individual properties and/or larger property portfolios. The Manager will exercise control over the real estate being acquired, with affiliates of the Manager providing property management and related services on market terms post-investment as appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

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Overview

Medalist Diversified REIT, Inc. (the “Company”) was formed as a Maryland corporation on September 28, 2015 to acquire, reposition, renovate, lease and manage income-producing real estate, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, and (ii) multi-family residential properties. The Company is externally managed and advised by Medalist Fund Manager, Inc., a Virginia corporation. The Manager will make all investment decisions.

Results of Operations

The following represents our performance highlights:

Revenues

As of December 31, 2016, the Company has not yet commenced operations.

Operating Expenses

	2016	2015

Revenues	$-	$-

Expenses:
Organization costs	44,285	141,712
Other expenses	1,962	124
Total expenses	46,247	141,836

Net loss	$(46,247)	$(141,836)

Liquidity and Capital Resources

On April 28, 2017, the Company held the initial closing of its initial offering under Tier 2 of Regulation A, raising $8,614,990.90 of gross proceeds and $8,174,033.35 of net proceeds through the sale of 887,430 shares of common stock.

As of December 31, 2016, we had nominal cash on hand. the Company has not yet commenced operations but has entered into agreements to acquire two properties: Shops at Franklin Square and Greensboro Airport Hampton Inn.

The purchase price of the Franklin Square Property is $20,500,000. We expect to close on this property by the end of April, and pay approximately $6,225,000 in cash and assume debt of approximately $14,275,000 to acquire the property. We will fund the equity portion of the purchase price for the Franklin Square Property and any closing costs, prorations or reserves out of the net proceeds from the initial closing of our offering. If sufficient additional funds are raised in our offering, the Company intends to acquire Greensboro Airport Hampton Inn for a purchase price of $15,100,000 with approximately $3,000,000 paid in cash and $12,100,000 assumed in debt. We will also need approximately $1,500,000 in additional cash to fund a required “property improvement plan” for the Hampton Inn Property in order to close on the acquisition thereof. We have not identified any sources of capital other than our initial offering.

Trends

Real estate market cap rates are low in most areas of the country. In primary (gateway cities) like New York, Washington D.C., Los Angeles and Atlanta, those rates are generally 4.00% to 5.00%. The Company invests in a four-state market including Virginia, North Carolina, South Carolina and Georgia, mainly in secondary and tertiary markets. Cap rates in our market remain high at approximately 7.00% to 8.50%. They vary depending on property type, and they are lower than they were three years ago. We believe this trend will continue over the next five years as the economy improves.

The other premise of our investment philosophy is that over the last 10 years since the recession, there has been very little development of the property types that we invest in. Those property types are limited-service hotels, flex/industrial, neighborhood-anchored shopping centers and multi-family. We see a trend of increased demand for any vacancy in these property types which would cause rental rates to move higher and increase the value of properties over time.

Item 3. Directors and Officers

MANAGEMENT

Our Board of Directors

We operate under the direction of our board of directors. Our board of directors is responsible for the management and control of our affairs. Our board of directors has retained our Manager to manage our day-to-day operations and our portfolio of real estate assets, subject to the supervision of our board of directors.

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Our directors must perform their duties in good faith and in a manner each director reasonably believes to be in our best interests. Further, our directors must act with such care as an ordinarily prudent person in a like position would use under similar circumstances. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

We have three directors, including one independent director who was appointed as of the initial closing of our initial offering on April 28, 2017. Until we are subject to certain listing requirements our directors will serve until they resign or upon death or disability and until his successor has been duly elected and qualifies. At any stockholder meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed only for cause, and then only by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

In addition to meetings of the various committees of our board of directors, which committees we describe below, we expect our directors to hold at least four regular board meetings each year.

Our Executive Officers and Directors

The individuals listed as our executive officers below also serve as officers and employees of our Manager. As executive officers of the Manager, they serve to manage the day-to-day affairs and carry out the directives of our board of directors in the review, selection and recommendation of investment opportunities and operating acquired investments and monitoring the performance of those investments to ensure that they are consistent with our investment objectives.

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The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our executive officers and directors:

Name	Age*	Position
Thomas E. Messier	62	Director, Co-President, Secretary and Treasurer
William R. Elliott	65	Director and Co-President
Neil P. Farmer	60	Director

*As of April 27, 2017

Thomas E. Messier, Director and Co-President. Mr. Messier is co-president and co-founder of Medalist Fund Manager, Inc. Since 2003 he has co-managed the Medalist property portfolio as co-President of our Manager and its predecessor. Our Manager is the sole manager of Medalist Fund I, LLC and Medalist Fund II, LLC and Mr. Messier co-manages, with Mr. Elliott, Fund I and Fund II through our Manager. From 2003 until December of 2015 he was also President of Medalist Securities, Inc. which provided real estate investment banking relative to certain of the prior acquisitions of the Medalist companies and investor relations related to the same. Prior to 2003, Mr. Messier previously worked successfully with institutional investors in the fixed income securities industry for over twenty years. From January 2002 to June 2003 he was a Managing Partner of Westmoreland Capital Management. From 1992 to January 2002, Mr. Messier was a Director of Global Capital Markets at First Union/Wachovia. Prior to that, from 1980 to 1992, he was a Senior Vice President of Capital Markets at Bank of America. Mr. Messier received his BBA from the Terry College of Business at the University of Georgia in 1977.

William R. Elliott, Director and Co-President. Mr. Elliott has been involved in the commercial real estate industry since 1983. Prior to that he was a civil engineer from 1977 to 1983. Mr. Elliott co-founded the Medalist companies with Mr. Messier in 2003 and is currently co-President of our Manager with Mr. Messier. Through our Manager, he, along with Mr. Messier, co-manages Fund I and Fund II. As co-President of our Manager, Mr. Elliott is involved in sourcing, executing and the management of investment properties. He was formerly Managing Partner of Prudential Commercial Real Estate, former President of Virginia Realty and Development Company and former President of the Central Virginia Region of Goodman, Segar, Hogan, Hoffler. As a commercial real estate professional, he has demonstrated proficiency in transactions including major office buildings, shopping centers, industrial land and facility sales and large mixed-use development land sales. Mr. Elliott is a licensed real estate broker, certified property manager, Vice President of the Institute of Real Estate Management, a Certified Value Engineer and a member of the American Society of Civil Engineers and the Building Owners and Managers Association. Mr. Elliott received his B.S. in Building Construction from Auburn University in 1974. He received a Masters in Civil Engineering from Virginia Polytechnic Institute in 1977.

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Neil P. Farmer, Independent Director. Mr. Farmer is our independent director and became the third member of our board of directors as of the initial closing date of our initial offering. Mr. Farmer founded Farmer Properties, Inc., a real estate development firm located in Richmond, Virginia in 1983. Mr. Farmer is the President of Farmer Properties with responsibility over the entirety of its real estate development business. He received his B.A. in Government and Foreign Affairs from Hampden-Sydney College in 1978.

Our general investment and borrowing policies are set forth in this Annual Report. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this Annual Report.

Committees of the Board of Directors

Our board of directors may establish committees it deems appropriate to address specific areas in more depth than may be possible at a full board meeting. We currently do not anticipate having any committees since we the board has appointed our Manager to manage our day to day affairs.

Compensation of Directors and Officers

Director Compensation

We pay our independent director an annual retainer of $8,000, payable quarterly. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. Our directors who are also executive officers will not receive any additional compensation from us for acting as directors.

Executive Officer Compensation

We do not currently have any employees and our executive officers are employed by our Manager. We will not reimburse our Manager for compensation paid to our executive officers.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Our charter limits the personal liability of our directors and officers to us and our stockholders for monetary damages and our charter authorizes us to obligate ourselves to indemnify and advance expenses to our directors, our officers, and our Manager, except to the extent prohibited by the Maryland General Corporation Law, or MGCL, and as set forth below. In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our board of directors, to indemnify and advance expenses to our Manager, except to the extent prohibited by the MGCL.

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Under the MGCL, a Maryland corporation may limit in its charter the liability of directors and officers to the corporation and its stockholders for money damages unless such liability results from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, the MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and allows directors and officers to be indemnified against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

•	the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

Finally, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter limits the liability of our directors and officers to us and our stockholders for monetary damages and our charter authorizes us to obligate ourselves to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors, our officers, and our Manager (including any director or officer who is or was serving at the request of our company as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise). In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our board of directors, to provide such indemnification and advance of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of us, including our Manager, or a predecessor of us.

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However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

We intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

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OUR MANAGER AND RELATED AGREEMENTS

Our Manager

We are externally managed and advised by Medalist Fund Manager, Inc., or our Manager, pursuant to a Management Agreement. See “— The Management Agreement.” Each of our officers and one of our directors are also officers of our Manager. Our Manager is primarily responsible for managing our day-to-day business affairs and assets and carrying out the directives of our board of directors. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager will conduct our operations and manage our portfolio of real estate investments. We have no paid employees.

 The officers of our Manager are as follow:

Name	Age*	Position
Thomas E. Messier	62	Co-Founder and Co-President
William R. Elliott	65	Co-Founder and Co-President

*As of April 27, 2017

The background and experience of Messrs. Messier and Elliot are described above in “Management — Our Executive Officers and Directors.”

Management Agreement

We entered into a Management Agreement with our Manager pursuant to which it will provide for the day-to-day management of our operations. The Management Agreement will require our Manager to manage our business affairs in conformity with the investment guidelines and other policies as approved and monitored by our board of directors. Our Manager’s role as Manager will be under the supervision and direction of our board of directors.

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Management Services

Our Manager is responsible for (1) the selection, purchase and sale of our portfolio investments, (2) our financing activities, and (3) providing us with advisory services. Our Manager is responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate.

Term and Termination

Our Management Agreement had an initial term through December 31, 2016 and automatically renews annually. The Management Agreement may be amended or modified by agreement between us and our Manager. Our independent directors will review our Manager’s performance and the fees payable to the Manager under the Management Agreement annually and, following the initial term, the Management Agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, based upon (1) unsatisfactory performance that is materially detrimental to us or (2) our determination that the fees payable to our Manager are not fair, subject to our Manager’s right to prevent such termination due to unfair fees by accepting a reduction of the fees agreed to by at least two-thirds of our independent directors. We must provide 180 days prior notice of any such termination. Unless terminated for cause as described below, our Manager will be paid a termination fee equal to three times the sum of the management fee and incentive fee earned, in each case, by our Manager during the 12-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter.

We may also terminate the Management Agreement at any time, including during the initial term, without the payment of any termination fee, with 30 days prior written notice from our board of directors for cause, which is defined as:

•	our Manager’s continued breach of any material provision of the Management Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the occurrence of certain events with respect to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	any change of control of our Manager which a majority of our independent directors determines is materially detrimental to us;

•	our Manager’s inability to perform its obligations under the Management Agreement;

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•	our Manager commits fraud against us, misappropriates or embezzles our funds, or acts, or fails to act, in a manner constituting gross negligence, or acts in a manner constituting bad faith or willful misconduct, in the performance of its duties under the Management Agreement; provided, however, that if any of these actions or omissions is caused by an employee and/or officer of our Manager or one of its affiliates and the Manager takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of the Manager’s actual knowledge of its commission or omission, the Management Agreement shall not be terminable; and

•	the dissolution of our Manager.

Our Manager may assign the agreement in its entirety or delegate certain of its duties under the Management Agreement to any of its affiliates without the approval of our independent directors subject to certain caveats.

Our Manager may terminate the Management Agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. Our Manager may decline to renew the Management Agreement by providing us with 180 days written notice, in which case we would not be required to pay a termination fee. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us, our Manager may terminate the Management Agreement upon 60 days’ written notice. If the Management Agreement is terminated by our Manager upon our breach, we would be required to pay our Manager the termination fee described above.

We may not assign our rights or responsibilities under the Management Agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the Management Agreement and by the terms of such assignment in the same manner as we are bound under the Management Agreement.

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Management Fees, Incentive Fees and Expense Reimbursements

Type	Description

Asset Management Fee

We will pay our Manager a monthly asset management fee equal to 0.125% of our stockholders’ equity payable in arrears in cash. For purposes of calculating the asset management fee, our stockholders’ equity means: (a) the sum of (1) the net proceeds from (or equity value assigned to) all issuances of the Company’s equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock and OP Units issued by our operating partnership) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) the Company’s retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods),less (b) any amount that our company has paid to repurchase our common stock issued in this or any subsequent offering. Stockholders’ equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in the Company’s financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent director(s) and approval by a majority of our independent directors.  As a result, our stockholders’ equity, for purposes of calculating the asset management fee, could be greater or less than the amount of stockholders’ equity shown on our financial statements. Our Manager uses the proceeds from its asset management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. The asset management fee is payable independent of the performance of our investments.  The asset management fee of our Manager shall be calculated within 5 days after the end of each month and such calculation shall be promptly delivered to us. We are obligated to pay the monthly installment of the asset management fee calculated for that month in cash within five business days after delivery to us of the written statement of our Manager setting forth the computation of the asset management fee for such month.

Property Management Fee	Shockoe Properties, LLC, an entity in which Mr. Elliott holds a 36% interest, shall receive an annual property management fee, of up to 3.0% of the monthly gross revenue from any of our Investments. The Property Management Fee will be paid in arrears on a monthly basis.

Acquisition Fee	Our Manager will receive an acquisition fee, of 2.0% of the purchase price plus transaction costs, for each Property or Investment made on our behalf at the closing of the acquisition of such Property or Investment, in consideration for such party’s assistance in effectuating such acquisition.

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Incentive Compensation

Incentive Fee

We will pay our Manager an incentive fee with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) in arrears. The incentive fee will be an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our AFFO (as defined below) for the previous 12-month period, and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering and in future offerings and transactions, multiplied by the weighted average number of all shares of our common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of common stock and OP Units) in the previous 12-month period, exclusive of equity securities issued prior to this offering, and (B) 7%, and (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period. For purposes of calculating the incentive fee during the first 12 months after completion of this offering, AFFO will be determined by annualizing the applicable period following completion of this offering. AFFO is calculated by removing the effect of items that do not reflect ongoing property operations. We further adjust FFO for certain items that are not added to net income in NAREIT’s definition of FFO, such as acquisition expenses, equity based compensation expenses, and any other non-recurring or non-cash expenses, which are costs that do not relate to the operating performance of our properties, and subtract recurring capital expenditures (and, when calculating the incentive fee only, we further adjust FFO to include any realized gains or losses on our real estate investments). The following example illustrates how we would calculate our quarterly incentive fee in accordance with the Management Agreement. Our actual results may differ materially from the following example.

Assume the following:

•	AFFO for the 12-month period equals $4,000,000;
•	3,000,000 shares of common stock are outstanding and the weighted average number of shares of common stock outstanding during the 12-month period is 3,000,000;
•	weighted average issue price per share of common stock is $10.00; and
•	incentive fees paid during the first three quarters of such 12-month period are $300,000.

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Under these assumptions, the quarterly incentive fee payable to our Manager would be $80,000, as calculated below:

1.	AFFO	$4,000,000
2.	Weighted average issue price per share of common stock of $10.00 multiplied by the weighted average number of shares of common stock outstanding of 3,000,000 multiplied by 7%	$2,100,000
3.	Excess of AFFO over amount calculated in 2 above	$1,900,000
4.	20% of the amount calculated in 3 above	$380,000
5.	Incentive fee equals the amount calculated in 4 above less the incentive fees paid during the first three quarters of such previous 12-month period;	$300,000
6.	Quarterly incentive fee payable to our Manager:	$80,000

Pursuant to the calculation formula, if AFFO increases and the weighted average share price and weighted average number of shares of common stock outstanding remain constant, the incentive fee will increase.

Our Manager will compute each quarterly installment of the incentive fee within 45 days after the end of the calendar quarter with respect to which such installment is payable and promptly deliver such calculation to our board of directors. The amount of the installment shown in the calculation will be due and payable no later than the date which is five business days after the date of delivery of such computation to our board of directors.

Liability and Indemnification

Pursuant to the Management Agreement and unless provided otherwise therein, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual as opposed to a fiduciary relationship with us (however, to the extent that officers of our Manager also serve as officers of our company, such officers will owe us duties under Maryland law in their capacity as officers of our company, which may include the duty to exercise reasonable care in the performance of such officers’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure). Under the terms of the Management Agreement, our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except because of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify and hold harmless our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such indemnified party not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement as determined by a final, non-appealable order of a court of competent jurisdiction, or those incurred in connection with the Manager’s proper release of the Company’s money or other property, as set forth in the Management Agreement. Additionally, we have agreed to advance funds to any of the indemnified parties for legal fees and other costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is sought, provided, that such Manager indemnified party undertakes to repay the advanced funds to us in the event it is ultimately determined that indemnification is not appropriate. Our Manager has agreed to indemnify and hold harmless us, our directors and officers, personnel, agents and any persons controlling or controlled by us with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the Management Agreement or any claims by our Manager’s personnel relating to the terms and conditions of their employment by our Manager. Our Manager will not be liable for errors that may result from ordinary negligence, such as errors in the investment decision making process (such as a transaction that was effected in violation of our investment guidelines).

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Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth, as of the completion of the Regulation A offering described in our Final Offering Circular dated as of July 28, 2016, certain information regarding the beneficial ownership of our shares of common stock and shares of common stock issuable upon redemption of OP Units immediately following the completion of this offering and our initial property acquisition for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding shares of common stock immediately following the completion of this offering, (2) each of our directors and named executive officers, and (3) all of our directors and executive officers as a group. This table assumes that our initial acquisition and this offering are completed, and gives effect to the expected issuance of shares of common stock and OP Units in connection with this offering and our initial acquisition transaction (based on the initial public offering price per share set forth on the cover of the Final Offering Circular). Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of common stock as opposed to OP Units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

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Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Number of Shares and OP Units Beneficially Owned	Percentage of all Shares	Percentage of all Shares and OP Units
Thomas Messier	1	1	50%	50%
William Elliott	1	1	50%	50%
All Named Executive Officers and Directors as a Group as of April 24, 2017	2	2	100%

(1)	The address of each beneficial owner listed is 11 S. 12th Street, Suite 401, Richmond, Virginia 23219.

Item 5. Interest of Management and Others in Certain Transactions

Management Agreement

We entered into the Management Agreement on March 15, 2016. We describe this agreement and the associated fees in “Our Manager and Related Agreements — Management Agreement.” Messrs. Messier and Elliott, each a director and co-President of our company, each own 50% of the outstanding stock of our Manager.

Initial Transactions

In connection with our intended initial acquisitions, Messrs. Elliott and Messier, will receive material benefits as described below.

☐	Messrs. Messier and Elliott each own an approximately 1% interest in Medalist Fund I, LLC, which owns the Franklin Square Property and the Arrowridge Property. Additionally, our Manager is the manager of Medalist Fund I, LLC, and is entitled to a 20% carried interest upon the return of all investor capital and an 8% cumulative return to investors. The aggregate value to be received by Messrs. Messier and Elliot for the Franklin Square Property is anticipated to be approximately $112,000. We do not know the potential purchase price of the Arrowridge Property at this time, so we cannot determine the aggregate value that will be received by Messrs. Messier and Elliott relative to its potential sale.

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☐	Messrs. Messier and Elliott each own a 2.2% interest in Medalist Properties 8, LLC, owner of the Hampton Inn Property. Additionally, our Manager is entitled to a 15% carried interest as manager of Medalist Properties 8, LLC upon investors receipt of an 8% internal rate of return. The aggregate value to be received by Messrs. Messier and Elliot for the Hampton Inn Property is anticipated to be approximately $200,000. Messrs. Elliott and Messier intend to contribute their individual interests in the Hampton Inn Property to us, rather than taking cash.

☐	Mr. Elliot owns a 2% interest in Medalist Properties 1, LLC, owner of the Warsaw Village Property. Additionally, our Manager is entitled to a 15% carried interest as manager of Medalist Properties 1, LLC upon investors receipt of an 8% internal rate of return. Because we do not know the purchase price of the Warsaw Village Property at this time, we cannot determine the aggregate value to be received by Messrs. Messier and Elliott relative to the potential sale of the Warsaw Village Property to us.

We anticipate that the purchase price of each of our Initial Properties will be supported by an MAI appraisal of the applicable Initial Property, whether obtained by us or by a lender making an acquisition loan to us. In addition to such MAI appraisals, our dealer-manager intends to obtain independent fairness opinions with respect to certain value determinations referenced in this Offering Statement in respect of our acquisitions of the Initial Properties.

Item 6. Other Information

None.

Item 7. Financial Statements

MEDALIST DIVERSIFIED REIT, INC

CONSOLIDATED FInancial STATEMENTs

Year Ended December 31, 2016 and

Period from Inception (September 28, 2015)

through December 31, 2015

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REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Medalist Diversified REIT, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Medalist Diversified REIT, Inc., which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from inception (September 28, 2015) through December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medalist Diversified REIT, Inc. as of December 31, 2016 and 2015, and the results of their operations, changes in stockholders’ equity, and their cash flows for the year ended December 31, 2016 and for the period from inception (September 28, 2015) through December 31, 2015 in accordance with accounting principles generally accepted in the United States.

/s/ Keiter

April 28, 2017

Glen Allen, Virginia

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Medalist Diversified REIT, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2015

	2016	2015

Assets

Cash	$82	$126

Total assets	$82	$126

Liabilities and Stockholders' Equity (Deficit)

Liabilities:
Accrued expenses	$153,832	$116,712
Advances from affiliate	136,963	50,000

Total liabilities	290,795	166,712

Stockholders' equity (deficit):
Additional paid in capital	250	250
Accumulated deficit	(290,963)	(166,836)

Total stockholders' equity (deficit)	(290,713)	(166,586)

Total liabilities and stockholders' equity (deficit)	$82	$126

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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Medalist Diversified REIT, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2016 and period from inception (September 18, 2015) through December 31, 2015

	2016	2015

Revenues	$-	$-

Expenses:
Organization costs	44,285	141,712
Other expenses	1,962	124
Total expenses	46,247	141,836

Net loss	$(46,247)	$(141,836)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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Medalist Diversified REIT, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the year ended December 31, 2016 and period from inception (September 18, 2015) through December 31, 2015

	Common Stock	Additional Paid in Capital	Accumulated deficit	Total

Balance, September 28, 2015	$-	$-	$-	$-

Capital contribution	-	250	-	250

Syndication costs	-	-	(25,000)	(25,000)

Net loss	-	-	(141,836)	(141,836)

Balance, December 31, 2015	-	250	(166,836)	(166,586)

Syndication costs	-	-	(77,880)	(77,880)

Net loss	-	-	(46,247)	(46,247)

Balance, December 31, 2016	$-	$250	$(290,963)	$(290,713)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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Medalist Diversified REIT, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2016 and period from inception (September 18, 2015) through December 31, 2015

	2016	2015

Operating activities:
Net loss	$(46,247)	$(141,836)

Adjustments to reconcile net loss to net cash from operating activities:
Increase in accrued expenses	37,120	116,712
Increase in advances from affiliate	86,963	50,000
Net cash provided by operating activities	77,836	24,876

Financing activities:
Capital contribution	-	250
Syndication costs	(77,880)	(25,000)

Net cash used in financing activities	(77,880)	(24,750)

Net change in cash	(44)	126

Cash, beginning of period	126	-

Cash, end of period	$82	$126

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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Note 1 - Organization

Medalist Diversified REIT, Inc. (the “Company”) was formed as a Maryland corporation on September 28, 2015 to acquire, reposition, renovate, lease and manage income-producing real estate, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, and (ii) multi-family residential properties. The Company is externally managed and advised by Medalist Fund Manager, Inc., a Virginia corporation. The Manager will make all investment decisions.

As of December 31, 2016, the Company has not yet commenced operations but has entered into agreements to acquire two properties (note 5). The Company formed a subsidiary, Medalist Diversified Holdings, L.P. (the “Operating Partnership”) on September 29, 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company is the sole general partner of the Operating Partnership.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the resources and financial activities of the Company and its subsidiary, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Organizational and Offering Costs

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to stockholders’ equity.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This new standard will replace all current U.S. GAAP guidance related to revenue recognition and eliminate all industry- specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning in 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is evaluating how the adoption of this new accounting will affect its future financial reporting.

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In June 2014, the FASB issued ASU 2014-10, “Development Stage Entities.” This new standard eliminates the distinction between entities that are in the development stage from other entities in GAAP. The requirements to present inception-to-date information, label the financial statements as those of a development stage entity and disclose in the first year in which the company is no longer considered to be in the development stage that in prior years it had been in the development stage has also been eliminated. In addition, FASB ASU 2014-10 eliminates the requirement for development stage entities to disclose the development stage activities in which the company is engaged.

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40)." This ASU defines management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and provides guidance on required financial statement footnote disclosures. This ASU is effective for annual periods ending after December 15, 2016. The Company adopted this ASU as of December 31, 2016.

In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs." This new guidance requires the presentation of unamortized debt issuance costs to be shown in the liabilities section of the consolidated balance sheets as a reduction of the principal amount of the associated debt, rather than as an asset. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted, including adoption in an interim period. The new standard must be applied using a retrospective approach by restating prior period comparative consolidated balance sheets. The Company adopted the ASU effective January 1, 2016 and will apply it as it incurs debt.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions. The ASU will require organizations that lease assets referred to as "Lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on this classification as a capital or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet the new ASU will require both types of leases (i.e. operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. The operating lease will be accounted for in a manner similar to operating leases under existing GAAP, except that lessees will recognize a lease liability and a lease asset for all of those leases. The leasing standard will be effective for calendar year-end companies beginning after December 15, 2018. Early adoption is permitted for all companies and organizations. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments (a consensus of the Emerging Issues Task Force).” The ASU addresses eight specific cash flow issues in an effort to reduce diversity in practice. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and early adoption is permitted. The new standard is to be applied retrospectively for all period presented.  The Company will adopt this ASU in 2018 and does not expect the adoption to materially impact its consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force).” The ASU provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows in an effort to reduce diversity in practice. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and early adoption is permitted. The new standard is to be applied retrospectively for all period presented.  The Company will adopt this ASU in 2018 and does not expect the adoption to materially impact its consolidated statements of cash flows.

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In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805):  Clarifying the Definition of a Business.” The ASU clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.  This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and early adoption is permitted. The new standard is to be applied prospectively.  The Company is currently evaluating the impact of ASU-2017-01 on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company's financial position, results of operations and cash flows.

Note 3 - Equity

The Company is authorized to issue up to 750,000,000 shares of common stock at $0.01 par value per share and 250,000,000 shares of preferred stock at $0.01 par value per share. The aggregate value of all authorized Shares having par value is $10,000,000. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors. The board of directors is authorized, without further stockholder action, to provide for the issuance of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as the board of directors approves. As of December 31, 2016, no common or preferred shares have been issued.

Note 4 - Related Parties

The Company has, and is expected to continue to engage in, transactions with related parties. As of December 31, 2016 and 2015, the Company had received advances from the Manager totaling $136,963 and $50,000 to be used for operating expenses.

Note 5 - Commitments

During 2016, the Company entered into agreements to acquire two properties, Shops at Franklin Square and Greensboro Airport Hampton Inn. The purchase price of the Franklin Square Property is $20,500,000. The Company expects to close on this property in late April 2017 and pay approximately $6,225,000 in cash and assume debt of approximately $14,275,000. If sufficient additional funds are raised, the Company intends to acquire Greensboro Airport Hampton Inn for a purchase price of $15,100,000 with approximately $3,000,000 paid in cash and $12,100,000 assumed in debt.

Note 6 - Subsequent Events

On April 28, 2017, the Company raised $8,614,991 through the sale of 887,430 shares of common stock.

The Company has evaluated subsequent events through April 28, 2017 the date which the consolidated financial statements were available to be issued, for recognition or disclosure and has determined that there are no additional events to be reported or disclosed on the accompanying consolidated financial statements except as reported below.

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Item 8. Exhibit Index

EXHIBIT INDEX

The following exhibits are incorporated by reference as part of this Annual Report on Form 1-K:

Exhibit Number	Description

1.1	Sales Agency Agreement by and between Medalist Diversified REIT, Inc. and Moloney Securities Co., Inc., incorporated by reference to Exhibit 1.1 of our Form 1-A filed on July 8, 2016.
1.2	Form of Underwriter Warrant (Included as Exhibit A to Exhibit 1.1)
1.3	Form of Participating Dealer Agreement, incorporated by reference to Exhibit 1.2 of our Form 1-A filed on July 8, 2016.
2.1	Articles of Incorporation of Medalist Diversified REIT, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-SA filed on October 26, 2016.
2.2	Bylaws of Medalist Diversified REIT, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on April 14, 2016.
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on July 8, 2016.
6.1	Agreement of Limited Partnership of Medalist Diversified Holdings, L.P., incorporated by reference to Exhibit 6.1 of our Form 1-A filed on October 26, 2016.
6.2	Management Agreement by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-SA filed October 26, 2016.
6.3

Real Estate Purchase and Sale Agreement (Franklin Square) by and between our operating partnership and Medalist Fund I-A, LLC, incorporated by reference to Exhibit 6.3 of our Form 1-A filed on July 8, 2016.

6.4	Real Estate Purchase and Sale Agreement (Greensboro Hampton Inn) by and between our operating partnership and Medalist Fund I-A, LLC, incorporated by reference to Exhibit 6.4 of our Form 1-SA filed on October 26, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Annual Report on Form 1-K and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on April 28, 2017.

MEDALIST DIVERSIFIED REIT, INC.

By:	/s/ Thomas E. Messier
Thomas E. Messier
Co-President and Director

Pursuant to the requirements of Regulation A, this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas E. Messier	Co-President and Director	April 28, 2017
Thomas E. Messier	(principal executive officer, principal accounting officer and principal financial officer)

/s/ William R. Elliott	Co-President and Director	April 28, 2017
William R. Elliott

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